   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 2000

                                           REGISTRATION STATEMENT NO. 333-

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SOLECTRON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-2447045
(STATE OR OTHER JURISDICTION OF INCORPORATION OR     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                 ORGANIZATION)

                              777 GIBRALTAR DRIVE
                           MILPITAS, CALIFORNIA 95035
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 SUSAN S. WANG
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                             SOLECTRON CORPORATION
                              777 GIBRALTAR DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 957-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                            STEVEN E. BOCHNER, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                           TELEPHONE: (650) 493-9300
                           FACSIMILE: (650) 461-5375

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
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                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                  AMOUNT TO BE      OFFERING PRICE PER        AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED              REGISTERED            SHARE(1)         OFFERING PRICE(1)    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.....       2,491,272             $46.75            $116,466,966            $30,747
-----------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock of the Registrant on August 18, 2000, as reported on the New York Stock Exchange.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2000

PROSPECTUS

                                      LOGO

                        2,491,272 SHARES OF COMMON STOCK

     These shares of common stock are being sold by the selling stockholders listed beginning on page 11. Solectron will not receive any proceeds from the sale of these shares.

     Solectron's common stock is traded on the New York Stock Exchange under the symbol "SLR." The last reported sale price on September 20, 2000 was $47.4375 per share.

     The common stock may be sold in transactions on the New York Stock Exchange at market prices then prevailing, in negotiated transactions, or otherwise. See "Plan of Distribution."

                           -------------------------

                     THIS OFFERING INVOLVES MATERIAL RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

              The date of this prospectus is                , 2000

                   QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q. WHAT IS THE PURPOSE OF THIS OFFERING?

A. The purpose of this offering is to register the resale of common stock received by the selling stockholders in connection with the acquisitions by Solectron of Sequel, Inc., or Sequel, in July 1999 and Bluegum Group Pty Limited, or Bluegum, in July 2000.

Q. ARE THE SELLING STOCKHOLDERS REQUIRED TO SELL THEIR SHARES OF SOLECTRON COMMON STOCK?

A. No. The selling stockholders are not required to sell their shares of common stock.

Q. HOW LONG WILL THE SELLING STOCKHOLDERS BE ABLE TO USE THIS PROSPECTUS?

A. Under the terms of registration rights provided to the selling stockholders, Solectron will keep this prospectus effective for 230 days after the date of this prospectus. After that, the selling stockholders will no longer be able to use this prospectus to sell their shares.

                                ABOUT SOLECTRON

     Solectron provides electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment. These OEMs include Cisco Systems, Inc. (Cisco), Compaq Computer Corporation (Compaq), Ericsson Telecom AB (Ericsson), Hewlett-Packard Company (HP), International Business Machines Corporation (IBM) and Nortel Networks Limited (Nortel). These companies contract with us to build their products for them or to obtain other related services from us.

     We furnish integrated supply-chain solutions that span the entire product life cycle from technology solutions, to manufacturing and operations, to global services. Our range of services includes:

     - advanced building block design solutions;

     - product design and manufacturing;

     - new product introduction management;

     - materials purchasing and management;

     - prototyping;

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

     - systems assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality);

     - distribution;

     - product repair; and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing, and research and development. We have manufacturing facilities in the Americas, Europe and Asia/Pacific. This geographic presence gives our customers access to manufacturing services in the locations where they need to be close to their expanding markets for faster product delivery.

     We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500 and our Internet address is www.solectron.com.

                              RECENT DEVELOPMENTS

NORTEL ACQUISITION

     In June 2000, we acquired the manufacturing assets of six Nortel manufacturing and repair facilities which provide new product introduction, printed circuit board and telephone set assembly services in North America and Europe. In August 2000, we completed an additional asset acquisition of Nortel manufacturing and repair operations in Turkey. We have offered employment to all of the full-time associates at the acquired sites and have added approximately
1.0 million square feet of manufacturing capacity as a result of the transactions. Under the terms of the agreements, we will pay approximately $900 million to assume the assets contemplated in these transactions. We also entered into a multi-year supply agreement with revenues in excess of $10 billion, with the option to renew. We will provide new product introduction prototyping, manufacturing and repair services for Nortel's optical, carrier, enterprise and wireless products in these locations.

     As a result of the transactions, we will be gaining new product introduction prototyping and manufacturing capabilities in Calgary, Canada and Raleigh, North Carolina; manufacturing capabilities in Monterrey, Mexico and Istanbul, Turkey; new product introduction prototyping and manufacturing operations in Monkstown, Northern Ireland and manufacturing and repair capabilities in Cwmcarn, Wales. In addition, we have acquired the printed circuit board and telephone set assets of Matra-Nortel Communications S.A.S. in Pont de Buis and Douarnenez, France.

     In addition to the acquired locations, we will be transferring other Nortel products to our locations to align our supply-chain with Nortel cost-to-market and time-to-market strategies. We have also set up a new operating unit comprised of the acquired Nortel sites. This business unit is a part of the manufacturing and operations business unit and is focused on maintaining continuity of supply and enhancing competitive performance to Nortel while the sites transition to our business model.

                                  RISK FACTORS

     This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements as to the future operating results and business plans of the company, that involve risks and uncertainties. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those discussed herein. You should carefully consider the risks and uncertainties described below and the other information in this prospectus and in any documents incorporated herein by reference, before making an investment decision.

     As used in this prospectus, the terms "we," "our," or "us" refer to Solectron Corporation and not to the selling stockholders.

A MAJORITY OF OUR NET SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR NET SALES COULD DECLINE SIGNIFICANTLY.

     A majority of our annual net sales comes from a small number of our customers. Our ten largest customers accounted for approximately 71% of net sales in the first nine months of fiscal 2000 and approximately 74%, 68%, and 63% of net sales in fiscal 1999, 1998 and 1997, respectively. Since we are dependent upon continued net sales from our ten largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than ten percent of our annual net sales. We cannot guarantee that we will be able to retain any of our ten largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, financial condition and results of operations will continue to depend in significant part on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations.

OUR LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although we have long-term contracts with a few of our top ten customers, including Nortel, Ericsson and IBM, under which these customers are obligated to obtain services from us, they are not obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts. In addition, these customers with whom we have long-term contracts may materially reduce the level of services ordered at any time. This could cause a significant decline in our net sales, and we may not be able to reduce our accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - Differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity PCB and systems assembly services have lower gross margins than low volume/complex PCB and systems assembly services;

     - Our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

     - The amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

     - Our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

     - Fluctuations in demand for our services or the products being manufactured;

     - Timing of expenditures in anticipation of increased sales;

     - Cyclicality in our target markets; and

     - Expenses associated with acquisitions.

     Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be harmed.

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     A majority of our net sales is to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers' products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost effective, quick response manufacturing services to customers, demand for our services will also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

     For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot assure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot assure that defects or errors will not be found in our products after commencement of commercial shipments, which could result in the delay in market acceptance of such products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

WE ARE DEPENDENT ON LIMITED OR SOLE SOURCE OF SUPPLIERS FOR CRITICAL COMPONENTS. THE INABILITY TO OBTAIN SUFFICIENT COMPONENTS AS REQUIRED WOULD CAUSE SALES REDUCTIONS.

     We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced and may continue to experience delays in component deliveries which could cause delays in product shipments and require the redesign of certain products. Also for our technology solutions business, we are dependent upon a few limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, Flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot assure that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources if required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, thereby causing sales reductions.

WE POTENTIALLY BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers' products. As a result of this service, we potentially bear the risk of price increases for these components because we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreement with our customers.

OUR NET SALES COULD DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AND IMPROVED PRODUCTS AT A LOWER COST.

     We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. These competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current product or services, sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin compression.

WE ARE DEPENDENT ON THE MEMORY MODULE PRODUCT MARKET.

     A substantial majority of our technology solutions business' net sales is derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may have a material adverse effect on our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and excess production. In the past, there were significant declines in the prices for DRAM, SRAM and Flash. Such occurrences will reduce our profit.

WE ARE DEPENDENT ON THE CONTINUING TREND OF OUTSOURCING BY OEM'S.

     A substantial factor in our revenue growth is attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

IF WE ARE UNABLE TO MANAGE OUR RAPID GROWTH AND ASSIMILATE NEW OPERATIONS IN A COST EFFECTIVE MANNER, OUR PROFITABILITY COULD DECLINE.

     We have experienced rapid growth over many years. Our historical growth may not continue. In recent years, we have established operations in different places throughout the world. For example, in fiscal 1998, we opened offices in Taipei, Taiwan, Tel Aviv, Israel, and Norrkoping and Stockholm, Sweden, and commenced manufacturing operations in Guadalajara, Mexico, Suzhou, China, and Timisoara, Romania. Also in fiscal 1998, we acquired foreign facilities in Sao Paulo, Brazil, and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired facilities in Columbia, South Carolina, Memphis, Tennessee, and San Jose, California and enhanced our capabilities in Charlotte, North Carolina, Austin, Texas, and Milpitas, California.

     During September and November of 1999, we entered into an agreement to acquire the assets of IBM's Netfinity server operations in Greenock, Scotland, and acquired IBM Canada's NULOGIX Technical Services, Inc. subsidiary in Vaughan, Canada, in its entirety. Also, in October 1999, we signed a definitive agreement with Acer, Inc. (Acer), a core unit of the Acer Group, the world's third-largest PC manufacturer, to form a strategic alliance to provide global design, manufacturing and service solutions for OEM branded personal computers, servers and workstations. In November 1999, we completed the acquisition of SMART Modular Technologies, Inc. (SMART) which was accounted for as a pooling of interests. In addition, we are benefiting from the business purchase transaction of Compaq's embedded and real time product line and business in Fremont, California and Scotland by SMART in August 1999.

     In March 2000, we acquired the complex systems manufacturing assets of Ericsson's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. Also in the same month, we completed the acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico. In April 2000, we announced the completion of the acquisition for the manufacturing assets of Premisys Communications, Inc., a wholly owned subsidiary of Zhone Technologies, Inc. In April 2000, we acquired Americom Wireless Services, a privately held corporation which specializes in wireless handset repair and refurbishment and outsourced technical customer support services, which was accounted for as a pooling of interests.

     In June 2000, we completed the acquisition of IBM's manufacturing operations in Hortolandia, Sao Paulo state, Brazil. Also in the same month, we completed the acquisition of the manufacturing assets at four Nortel manufacturing facilities, located in Calgary, Canada; Research Triangle Park, North Carolina; Monterrey, Mexico; and Cwmcarn, Wales, as well as the purchase of manufacturing assets at two Nortel manufacturing and repair facilities located in Pont de Buis and Douarnenez, France, and Monkstown, Northern Ireland. In August 2000, we completed an additional asset acquisition of Nortel manufacturing and repair operations in Turkey. We also entered into a multi-year supply agreement with Nortel, in excess of $10 billion in sales, with the option to renew.

     In July 2000, we completed the acquisition of Bluegum, an electronic manufacturing services provider in Australia and New Zealand. This acquisition was accounted for as a pooling of interests. In addition, we are benefiting from two business purchase transactions by Bluegum of IBM in Wangaratta, Australia in February 1998 and Alcatel in Liverpool, Australia in September 1998.

     Since we have been significantly expanding our operations, the growth has resulted in a significant increase in responsibility for existing management which has placed, and may continue to place, a heavy strain on our personnel and management, manufacturing and other resources. Our ability to effectively assimilate and manage the expansions to date, as well as any future expansions, will require progressive increases in manufacturing capacity, enhancements or upgrades of financial and non-financial information systems, and the implementation of a variety of additional procedures and controls to monitor these expansions. We cannot assure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, we will continue to be required to manage our assets and operations efficiently. In addition, should we continue to expand geographically, we may experience certain inefficiencies from the management of an increasingly larger and more geographically disparate business.

     As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with rapid expansion, our profitability will decline.

WE NEED TO MANAGE INTEGRATION OF OUR ACQUISITIONS TO MAINTAIN PROFITABILITY.

     In addition to the aforementioned acquisitions, we also continue to evaluate acquisition opportunities and may pursue additional acquisitions over time. These acquisitions involve risks, including:

     - Integration and management of the operations;

     - Retention of key personnel;

     - Integration of purchasing operations and information systems;

     - Management of an increasingly larger and more geographically disparate business; and

     - Diversion of management's attention from other ongoing business concerns.

     Our profitability will suffer if we are unable to successfully integrate and manage recent acquisitions and pending acquisitions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

OUR NON-U.S. LOCATIONS ARE A SIGNIFICANT AND GROWING PORTION OF OUR NET SALES; WE ARE INCREASINGLY EXPOSED TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In the first nine months of fiscal 2000, approximately 43% of net sales came from sites outside the United States, while approximately 38% of net sales came from sites outside the United States in fiscal 1999. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to international operations, including the following:

     - Adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

     - Import and export duties, and value added taxes;

     - Import and export regulation changes that could erode our profit margins or restrict exports;

     - Potential restrictions on the transfer of funds;

     - Inflexible employee contracts in the event of business downturns; and

     - The burden and cost of compliance with foreign laws.

     In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility, and other economic or political risks. In the future, these factors may harm our results of operations. Solectron locations in emerging or developing economies include Mexico, Brazil, China, Malaysia and Romania. As of May 31, 2000, we recorded $120.5 million in cumulative foreign exchange translation losses on our balance sheet which was primarily due to the devaluation of the

Brazilian real. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot assure that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot assure that such measures will be adequate.

     The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     We have been granted a tax holiday which is effective through January 31, 2002, subject to some conditions, for our Malaysian sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

WE ARE EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY.

     We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

     As of May 31, 2000, all of the foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Also, since less than 12% of our net sales are denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant.

     We have currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our site could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

WE ARE EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

     The primary objective of our investment activities is to preserve principal, while at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2000, approximately 85% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity. A hypothetical 10% increase in interest rates would not have a material effect on our investment portfolios.

     The following table presents the amounts of our cash equivalents and short-term investments that are subject to interest rate risk by year of expected maturity and weighed average interest rates as of August 31, 1999:

                                                   2000       2001      TOTAL      FAIR VALUE
                                                 --------    ------    --------    ----------
                                                            (DOLLARS IN MILLIONS)
Cash equivalents and short-term investments....  $1,326.4    $111.4    $1,437.8     $1,437.8
Average interest rates.........................      5.25%     5.39%

     We have entered into an interest rate swap transaction whereby we pay a fixed rate of interest hedging against the variable interest rates charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As we intend to hold the interest rate swap until the maturity date, we are not subject to market risk. In fact, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

     Our long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, we are not exposed to variable interest rates related to our long-term debt instruments.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS; AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations. On June 23, 1999, we were served, along with 87 other companies including SMART, as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleges that we have infringed certain of the plaintiff's patents relating to machine vision and bar code technology. We believe we have meritorious defenses to these allegations and do not expect that this litigation will result in a material impact on our financial condition or results of operations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights, or other intellectual property rights. We are currently being sued by a party who alleges that some of our technology solutions business' communications card products have infringed and continue to infringe upon the party's intellectual property rights. Similarly, in January of this year, SMART filed a lawsuit seeking to have declared invalid, and/or not infringed, three patents purportedly applicable to industry standard memory products, including those manufactured by SMART and the other manufacturers of these industry standard memory products. The owner of these patents brought a cross-complaint alleging patent infringement against SMART, and has also brought suit against several other memory product manufacturers alleging infringement of the three patents. We believe that SMART's memory products do not infringe any valid claims of any of the three patents at issue. Moreover, we have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. In the future, third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could harm our financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

     As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of non compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

     Our stock price could fluctuate due to the following factors, among others:

     - Announcements of operating results and business conditions by our customers;

     - Announcements by our competitors relating to new customers or technological innovation or new services;

     - Economic developments in the electronics industry as a whole;

     - Political and economic developments in countries in which we have operations; and

     - General market conditions.

FAILURE TO RETAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT OUR
OPERATIONS.

     Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

OUR ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS OUR STOCK PRICE.

     Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Solectron. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect specific corporate actions.

                              SELLING STOCKHOLDERS

     The selling stockholders listed below received their shares of Solectron common stock in connection with the acquisition by Solectron of Sequel or Bluegum, as the case may be, whereby the selling stockholders exchanged their shares of Sequel or Bluegum, as the case may be, for shares of Solectron.

     Except as described in the table, none of the selling stockholders has held any position or office or had a material relationship with Solectron or any of its affiliates within the past three years other than as a result of the ownership of Solectron's common stock. The information is "as of" the date of this prospectus but may be amended or supplemented after this date.

                                                                                  SHARES
                                                                               BENEFICIALLY
                                                           SHARES WHICH MAY        OWNED
                                                           BE SOLD PURSUANT   AFTER OFFERING
                                                               TO THIS        ---------------
            SELLING STOCKHOLDER(1)              OWNED(2)    PROSPECTUS(3)     NUMBER   NUMBER
            ----------------------              --------   ----------------   ------   ------
FORMER SEQUEL SELLING STOCKHOLDERS
ABS Capital Partners(4).......................   81,726         81,726         *        *
D.G. Bannister................................      197            197         *        *
Victor Bagoyado(5)............................        6              2         *        *
R.M. Berkeley.................................      257             61         *        *
Paul P. Card, III.............................    1,565          1,565         *        *
Frank W. DeSpain..............................    1,180            522         *        *
Donald Engler(5)..............................        6              2         *        *
Steven B. Greenberg...........................    4,709          2,609         *        *
Michael C. Haltom.............................   39,503         17,479         *        *
T. R. Hitchner................................      205             49         *        *
Donald C. Hubbard, Jr. .......................       47             99         *        *
Jason Johnston(5).............................        6              2         *        *
Steven R. Manning(5)..........................   14,608          2,609         *        *
Kenneth Mason(5)..............................        6              2         *        *
P.M. McGowan..................................      415             99         *        *
Norwest Equity Partners(6)....................  202,685         49,369         *        *
D.D. Notman Jr................................       49             49         *        *
Brian Roachell(5).............................        6              2         *        *
FORMER BLUEGUM SELLING STOCKHOLDERS
A&B Venture Fund Company as trustee for the
  A&B Venture Fund I..........................  524,849        524,849         *        *
Beauport Limited..............................   98,507         98,507         *        *
Citadel Pooled Development Limited............  140,730        140,730         *        *
Helendale Limited.............................  528,690        528,690         *        *
Jaybrook Limited..............................  221,908        221,908         *        *
LUCRF Pty Limited.............................  187,638        187,638         *        *
Pinefilm Pty Limited..........................   98,507         98,507         *        *
Tambaro Consolidated Pty Limited..............   84,440         84,440         *        *
Allbright Limited.............................  210,541        197,842         *        *
Vita De Cata..................................    4,122          4,122         *        *
George James Foster...........................   28,410         21,982         *        *
John Hughes(7)................................   15,464          8,656         *        *
William James Kinnane(7)......................   21,442         12,365         *        *

                                                                                  SHARES
                                                                               BENEFICIALLY
                                                           SHARES WHICH MAY        OWNED
                                                           BE SOLD PURSUANT   AFTER OFFERING
                                                               TO THIS        ---------------
            SELLING STOCKHOLDER(1)              OWNED(2)    PROSPECTUS(3)     NUMBER   NUMBER
            ----------------------              --------   ----------------   ------   ------
Kaye Greeta Knowles(7)........................    1,978          1,978         *        *
Denise Margaret O'Connor......................    7,502          7,502         *        *
Geoffrey Douglas Stahlhut as trustee for GD
  Stahlhut Family Superannuation Fund(7)......    3,627          3,627         *        *
Barry Sullivan(7).............................   30,927         17,311         *        *
Paul Weiss(7).................................   20,618         11,541         *        *
National Nominees Limited.....................   81,317         81,317         *        *
Gresham Technology Management Limited
  (Responsible Entity of Technology Investment
  Fund).......................................   81,317         81,317         *        *

-------------------------
 *  Less than 1%

(1) Each selling stockholder listed herein shall include any pledge, donee, transferee or other successor in interest that receives shares from such selling stockholder as a gift, partnership distribution or other non-sale related transfer from time to time on the New York Stock Exchange, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

(2) Includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each selling stockholder has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) See "Plan of Distribution."

(4) Certain shares held in the name of ABS Capital Partners may be distributed to and sold by certain limited partners of ABS Capital Partners, each of whom beneficially holds less than 1% of the outstanding shares of common stock.

(5) This selling stockholder has been employed by Solectron since July 1999.

(6) Certain shares held in the name of Norwest Equity Partners may be distributed to and sold by certain limited partners of Norwest Equity Partners, each of whom beneficially holds less than 1% of the outstanding shares of common stock.

(7) This selling stockholder has been employed by Solectron since July 2000.

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

     - on the New York Stock Exchange;

     - in transactions other than on the New York Stock Exchange;

     - in connection with short sales;

     - by pledge to secure debts and other obligations;

     - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

     - in a combination of any of the above transactions; or

     - pursuant to Rule 144 or other available exemptions, assuming the availability of such exemptions from registration.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

     Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers for whom they acted as agents.

     The sale of common stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with us including restrictions contained in an agreement between us and the selling stockholders. There can be no assurance that the selling stockholders will sell all or any of the common stock.

     We will keep this prospectus effective for 230 days after the date of this prospectus. We intend to deregister any of the common stock not sold by the selling stockholders immediately after that date. However, at that time, it is anticipated that any unsold common stock may be tradable shortly thereafter in compliance with Rule 144 of the Securities Act.

     We and the selling stockholders have agreed to customary indemnification obligations with respect to the sale of the common stock by use of this prospectus.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, has passed on the validity of the shares.

                                    EXPERTS

     The supplemental consolidated financial statements and related financial statement schedule of Solectron Corporation as of August 31, 1999 and 1998, and for each of the years in the three-year period ended August 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, any future filings made by us with the Commission after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement, and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Annual Report on Form 10-K for the fiscal year ended August 31, 1999.

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 1999, February 29, 2000 and May 31, 2000.

     - Current Reports on Form 8-K filed on December 9, 1999, April 4, 2000, April 11, 2000, May 16, 2000 and September 6, 2000.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Susan S. Wang
          Chief Financial Officer
          Solectron Corporation
          777 Gilbraltar Drive
          Milpitas, California 95035
          (408) 957-8500

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

------------------------------------------------------
------------------------------------------------------

     NO DEALER IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SOLECTRON, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SOLECTRON SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Questions and Answers About This
  Offering..........................    1
About Solectron.....................    1
Recent Developments.................    2
Risk Factors........................    3
Selling Stockholders................   11
Plan of Distribution................   13
Legal Matters.......................   13
Experts.............................   13
Where You Can Find More
  Information.......................   13

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,491,272 SHARES

                                      LOGO
                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                                  , 2000
------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Solectron will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee........................................  $30,747
Legal fees and expenses.....................................  $25,000
Accounting fees and expenses................................  $10,000
Miscellaneous expenses......................................  $20,000
                                                              -------
          Total.............................................  $85,747
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

CERTIFICATE OF INCORPORATION

     Article 11 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

BYLAWS

     Article VI of our Bylaws provides that we:

     - will indemnify each director and officer who is or was a director or officer of the corporation, who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, and

     - may indemnify any person, other than directors and officers, who is or was an employee or agent of the corporation, who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation against expenses, including attorneys' fees, judgements, fines and other amounts actually and reasonably incurred in connection with any proceeding.

     Unless indemnification is mandated by law or the order, judgement or decree of any court of competent jurisdiction, we shall not indemnify any person if such indemnification

     - would be inconsistent with a provision of our Certificate of Incorporation, Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification, or

     - would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We currently maintain liability insurance for our officers and directors.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such arising out of such person's services as a director or officers of Solectron, any subsidiary of Solectron or any other company or enterprise to which the person provides services at the request of Solectron.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  4.1*     Certificate of Incorporation.
  4.2**    Bylaws.
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 23.1      Consent of KPMG LLP, independent auditors.
 23.3      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 24.1      Power of Attorney (included on page II-4 of initial filing of the Registration Statement).

-------------------------
 * Incorporated by reference to Solectron's Form 10-Q for quarters ended February 28, 1999 and February 29, 2000.

** Incorporated by reference to Solectron's Form 10-Q for the quarter ended
   February 28, 1999.

ITEM 17. UNDERTAKINGS

     A. Undertaking Pursuant to Rule 415

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

             (iv) provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to
        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents By Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking in Respect of Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on this 21st day of September, 2000.

                                          SOLECTRON CORPORATION

                                          By:     /s/ KOICHI NISHIMURA
                                            ------------------------------------
                                                      Koichi Nishimura
                                             President, Chief Executive Officer
                                                             and
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Koichi Nishimura and Susan S. Wang, and each of them, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 23rd day of September, 1999, in the capacities indicated.

                    NAME                                    TITLE                       DATE
                    ----                                    -----                       ----
            /s/ KOICHI NISHIMURA                  President, Chief Executive     September 21, 2000
---------------------------------------------    Officer and Chairman of the
           Koichi Nishimura, Ph.D.                          Board

              /s/ SUSAN S. WANG                    Chief Financial Officer       September 21, 2000
---------------------------------------------      (Principal Financial and
                Susan S. Wang                  Accounting Officer), Senior Vice
                                                   President and Secretary

             /s/ WINSTON H. CHEN                           Director              September 21, 2000
---------------------------------------------
               Winston H. Chen

           /s/ RICHARD A. D'AMORE                          Director              September 21, 2000
---------------------------------------------
             Richard A. D'Amore

          /s/ CHARLES A. DICKINSON                         Director              September 21, 2000
---------------------------------------------
            Charles A. Dickinson

             /s/ HEINZ FRIDRICH                            Director              September 21, 2000
---------------------------------------------
               Heinz Fridrich

             /s/ PHILIP GERDINE                            Director              September 21, 2000
---------------------------------------------
               Philip Gerdine

                    NAME                                    TITLE                       DATE
                    ----                                    -----                       ----
            /s/ WILLIAM A. HASLER                          Director              September 21, 2000
---------------------------------------------
              William A. Hasler

           /s/ KENNETH E. HAUGHTON                         Director              September 21, 2000
---------------------------------------------
         Kenneth E. Haughton, Ph.D.

                /s/ PAUL LOW                               Director              September 21, 2000
---------------------------------------------
               Paul Low, Ph.D.

              /s/ OSAMU YAMADA                             Director              September 21, 2000
---------------------------------------------
                Osamu Yamada

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 4.1*      Certificate of Incorporation.
 4.2**     Bylaws.
 5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
23.1       Consent of KPMG LLP, independent auditors.
23.3       Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
24.1       Power of Attorney (included on page II-4 of initial filing of the Registration Statement).

-------------------------
 * Incorporated by reference to Solectron's Form 10-Q for quarters ended February 28, 1999 and February 29, 2000.

** Incorporated by reference to Solectron's Form 10-Q for the quarter ended
   February 28, 1999.